SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 42)

Europe Fund Inc.
(EF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29874M103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.

Item 1.  Security and Issuer

Common Stock
Europe Fund Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, JoAnn Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated shares of EF on behalf of accounts that are managed by KIM (?the Accounts?) under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of EF fit the investment guidelines for various Accounts. Shares have been acquired since July 10, 1996.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 583,596 shares, which represents 5.80% of the outstanding Shares. George Karpus presently owns 2000 shares purchased on September 12, 2005 at $11.69 per share. Karpus Investment Management Profit Sharing Plan presently owns 2250 shares purchased on January 16, 1998 at $15.97 (200 shares), August 28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April 20 at
$16.69 (100 shares) and at $16.94 (100 shares), April 18, 2001 at $12.87
(100 shares), September 21 at $8.52 (550 shares), November 19 at $11.15
(100 shares) and at $11.14 (100 shares), July 8&9, 2002 at $9.60
(1550shares), July15 at $9.04 (100shares), July 22 at $8.29 (200 shares),
July 29 at $8.40 (100shs), August 2, 2002 at $ 8.50 (400shs), October
11, 2002 at $7.28 (100 shares),  October 15 at $7.50 (100 shares),
October 28 at $7.79 (100 shares),  October 29 at $7.64 (50 shares),
November 6 at $8.07 (50 shares), November 13 at $7.52 (50 shares),
November 20 at $8.02 (50 shares), December 3, 2002 at $8.15 (50 shares),December 9 at $8.02 (100 shares), and May 20, 2003 at $7.58
(1000 shares) .  Shares were sold on June 9, 2004 at $10.41 (200 shares),
June 10 at $10.30 (200 hares),June 14 at $10.18 (200 shares), June 15 at
$10.28 (100 shares), June 23 at $10.17 (100 shares), June 24 at $10.44
(300 shares), and June 28 at $10.50 (100 shares), July 6 at $10.45
(10 shares) and $10.55 (40 shares) July 7 at $10.53 and $10.55 (200 shares), July 9 at $10.29 (100 shares), and July 26at $9.86 (100 shares), August 25 at $9.62 (100 shares), November 30,2004 at
$ 12.10 (50 shares), January19 at $ 10.75 (500 shares), February 7
& 8 at $11.21 & $11.26 (600 shares), February 9 & 10 at
$11.10 (300 shares), February 11 & 18 at $ 11.23 & $11.34 (300 shares),
February 22 & 25 at $ 11.41 & $11.58 (300 shares), February 28 at $
11.60 (100 shares) and . Dana R. Consler currently owns 735 shares purchased on March 29, 1999 at $16.75 (300 shares), April 5 at $16.69 (100 shares),
February 14, 2002 at $10.14 (50 shares), March 5 at $10.22 (50 shares), and June 27 at $9.45 (50 shares), and November 6 at $ 8.07 (50 shares), December 3, 2002 at $ 8.15 ( 100 shares), and December 9 at $ 8.02 (50 shares), February 11, 2003 at $6.82 (200 shares). July 6 at $ 10.55 ( 10 shares), and January 10 & 11 at $ 10.82 & $10.87 (200 shares), January 13 at $ 10.90 (100 shares), and January 21 & 27 at $10.68 & $10.78 (105 shares).  Jo Ann Van Degriff presently owns 500 shares purchased on July
21, 2003 at $8.20 per share. None of the other Principals of KIM presently own shares of EF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases.






Date
Shares
Price Per Share

Date
Shares
Price Per Share
12/6/2005
4000
11.63

1/4/2006
2050
11.06
12/7/2005
1595
11.62

1/5/2006
2500
11.23
12/9/2005
-1030
11.65

1/6/2006
1500
11.19
12/13/2005
-150
11.74

1/9/2006
2000
11.36
12/14/2005
-950
11.78

1/10/2006
2000
11.25
12/16/2005
-780
10.68

1/11/2006
1000
11.28
12/19/2005
-315
10.80

1/13/2006
1000
11.20
12/21/2005
-670
10.80

1/19/2006
3110
11.22
12/29/2005
-150
10.90

1/25/2006
880
11.28
12/30/2005
2375
10.81

1/25/2006
-250
11.30




1/27/2006
1000
11.42




1/31/2006
340
11.32

The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any EF Securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.



By:
Name:  	Sharon  L.Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	February 9, 2006